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                             July 6, 2023

       Swee Guan Hoo
       Chief Executive Officer
       Energem Corp.
       Level 3, Tower 11, Avenue 5, No. 8
       Jalan Kerinchi, Bangsar South
       Wilayah Persekutuan Kuala Lumpur, Malaysia

                                                        Re: Energem Corp.
                                                            Amendment No. 7 to
Registration Statement on Form S-4
                                                            Filed June 30, 2023
                                                            File No. 333-268716

       Dear Swee Guan Hoo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2023 letter.

       Form S-4/A filed June 30, 2023

       What is the "PIPE Investment"?, page 12

   1. Please update here and elsewhere to reflect the current status of your PIPE Investment.
       Unaudited Pro Forma Condensed Combined Financial Information, page 169

   2. We note your updated disclosures in response to prior comment 1. Please address the following and revise as
necessary:
                                                            Refer to the
statement on page 169 that    the combined entity expects to have no less
                                                             than approximately
$5.5 million of cash at or after closing of the Business
                                                             Combination.
Revise to disclose the specific redemption level assumed for the cash
 Swee Guan Hoo
FirstName   LastNameSwee Guan Hoo
Energem Corp.
Comapany
July 6, 2023NameEnergem Corp.
July 6,2 2023 Page 2
Page
FirstName LastName
              balance projection or remove this sentence.
                Refer to Adjustment B on page 170. Tell us how you concluded it is appropriate to make the payment of $4.0 million of deferred underwriters fees from the trust account. In this regard, we note from your disclosure on page 24 of the Form S-1 filed on November 9, 2021 that the per-share amount you will distribute to investors will not be reduced by the deferred underwriting commissions you will pay to the underwriters.
                Refer to Adjustment K on page 170, and explain how it is appropriate to record Payables to Public Shareholders under Maximum Redemption of $4.5 million.
              In this regard, tell us how your presentation and accounting treatment is consistent with the redemption rights of your public shareholders in connection with the business combination.
General

3. We note your disclosures regarding your SEPA. Please revise your disclosure to address the following items:

                Please revise to disclose the total potential dilutive impact of the SEPA at each of the redemption levels detailed in your sensitivity analysis.
                Please revise the Background of the Business Combination to include a discussion of negotiations relating to the SEPA.
                We note your disclosure on page 169 that you expect to issue and sell Combined
              Entity Class Ordinary shares in the aggregate gross purchase price of approximately
              $7 million under the executed SEPA after Closing to pay certain expenses. Please clarify, if true, that the referenced anticipated $7 million is part of the $200 million financing. Please update your disclosure on page 35 and elsewhere.
                Please revise your Questions and Answers about the Business Combination section to include a discussion of the SEPA financing.
                Please revise your risk factor on page 52 to include a risk factor indicating that the
              SEPA shares issued at a discount could result in negative pressure on your stock price following the Business Combination.


       You may contact SiSi Cheng at 202-551-5004 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
 Swee Guan Hoo
Energem Corp.
FirstName
July 6, 2023LastNameSwee Guan Hoo
Comapany
Page    3      NameEnergem Corp.
July 6, 2023 Page 3
cc:       Debbie Klis
FirstName LastName